Exhibit 12
Motorola, Inc. and Subsidiaries
Computation of Fixed Charges Ratio

	Years Ended December 31,
(In Millions)	2008	2007	2006	2005	2004
Pretax income (loss) (1)	$(2,644)	$(384)	$4,605	$6,402	$3,083
Capitalized interest	—	—	—	—	—
Fixed charges (as calculated below)	287	439	411	407	449

Earnings (2)	$(2,357)	$55	$5,016	$6,809	$3,532

Fixed charges:
Interest expense	$227	$362	$330	$324	$381
Rent expense interest factor	60	77	80	83	68

Total fixed charges (2)	$287	$439	$411	$407	$449

Ratio of earnings to fixed charges	0.0 (3)	0.1	12.2	16.7	7.9

Notes
(1)-After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2)-As defined in Item 503 (d) of SEC Regulation S-K.

(3)-Earnings were inadequate to cover fixed charges for the year ended December 31, 2008 by $2.6 billion